March 11, 2025

Robert Lavan
Chief Financial Officer
Lucky Strike Entertainment Corporation
7313 Bell Creek Road
Mechanicsville, VA 23111

       Re: Lucky Strike Entertainment Corporation
           Form 10-K for the Fiscal Year Ended June 30, 2024
           File No. 001-40142
Dear Robert Lavan:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2024
Fiscal Year Ended June 30, 2024 Compared to the Fiscal Year Ended July 2, 2023 Selling, general and administrative expenses ("SG&A"), page 25

1. We note that the change in selling, general and administrative expenses over the reporting periods is attributed to several factors. Please expand your discussion of results of operations to quantify the amount of each underlying factor identified. Refer to Item 303(b) of Regulation S-K.
Consolidated Financial Statements
(6) Leases
Disclosures Under the New Lease Accounting Standard ASC 842, page 55

2. Please provide an analysis under ASC 842-10-25-2 for land leases that you classify as a finance lease, including those leases that were modified during fiscal 2023. In this regard, to the extent you rely on the duration of the lease to classify the land lease as a finance lease, tell us how you considered the indefinite economic life of the land to support your determination.
 March 11, 2025
Page 2

Exhibits

3. The certifications provided as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 referring to your internal control over financial reporting. In future filings, please provide certifications that conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms
       10-Q.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Blaise Rhodes at 202-551-3774 or Keira Nakada at 202-551-3659 if
you have any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services